Exhibit 99.1

No. 33/08

Toronto, August 8, 2008

IAMGOLD reports strong second quarter net earnings and operating cash flow; and increases gold production outlook

Net earnings and operating cash flow increased 169%(1) and 219%, respectively.

For a full explanation of results, the unaudited interim Consolidated Financial Statements, Management Discussion & Analysis, and mine statistics, please see the Company’s website, www.iamgold.com

“We continue to deliver growth in revenues, net earnings and cash flow as reported during the current quarter. Our cash costs and increased production guidance demonstrate our focus on cost improvement and production initiatives,” stated Joseph Conway, President & CEO.

All amounts are expressed in US dollars, unless otherwise indicated.

Highlights

•
Net earnings increased by 169%(1) to $33.3 million or $0.11 per share in the second quarter of 2008 compared to adjusted net earnings of $12.4 million or $0.04 per share in the second quarter of 2007.(2)

•	Significant increase in the operating cash flow to $44.9 million in the second quarter of 2008, compared to $14.1 million in the second quarter of 2007.

•	Gold production in the second quarter of 2008 was 255,000 ounces at an average cash cost (2) of $472 per ounce.

•	Production outlook for 2008 increased to 950,000 ounces of gold and at a revised cash cost of $485-$495 per ounce.

•	Exploration and development expenditures were $17.4 million during the second quarter of 2008.

•	Cash and gold bullion position of $295.7 million (valuing gold bullion at market) continues to be strong.

•	Continued growth in operating performance and contribution of the Niobec mine.

____________________________________________________________________________________

(1)
Increase was calculated by comparing the current quarter net earnings to adjusted net earnings for the second quarter of 2007 which exclude the $93.7 million impairment charge related to the Mupane mine.

(2)	Adjusted net earnings, and Cash cost are non-GAAP measures. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP.

Achievements

•
The Company continued to focus its efforts on significantly accelerating the Westwood Project. As a result, “Warrenmac”, a near surface zone within the Westwood resource, could be producing as early as the second half of 2010. In July 2008, the Company announced a 5% increase in contained gold ounces in the Westwood inferred resource.

•
The Mupane gold mine transitioned to owner-mining in July 2008, which is expected to lower cash costs by at least $40 per ounce compared to the previous life-of-mine plan.  As a result, the reserves at Mupane were increased by 64,000 ounces and the life of the operation was extended by four to six months to mid 2012.

•
The Yatela mine engaged a new mining contractor to begin operations during the third quarter of 2008, which is expected to lower cash costs by approximately $40 per ounce compared to current operating costs.

•
The Company continues to increase the value of the Niobec mine (a non-gold asset), with the expected completion of an $8.0 million paste backfill plant by mid 2010.  This project could double existing niobium reserves and reduce future development and operating costs.

•	The Company prepared and published its first Health, Safety & Sustainability Report which was guided by the Global Reporting Initiative.

•	The Company took a significant step towards achieving its goal of becoming a global leader in sustainable development by launching its comprehensive Zero Harm program to all employees.

“We continue to make progress on increasing our reserves and production, as well as containing and reducing costs in this challenging environment of higher energy costs while continuing to support and surpass industry standards towards responsible mining,” stated Joseph Conway, President & CEO.

Recent Events

•
In July 2008, the Company acquired the participation royalty for the Doyon/Westwood property from Barrick Gold Corporation for cash consideration of $13.0 million. The transaction eliminates the royalty obligation on the Doyon mine and any royalty costs on future production at Westwood.  At current gold prices, this transaction is estimated to reduce cash costs at the Doyon Division by approximately $80 per ounce and increase depreciation by approximately $80 per ounce for the remainder of the year.

•
In July 2008, the Company released its pre-feasibility study for the Quimsacocha project with encouraging results. The project is expected to produce an average of 202,000 ounces of gold per year at an average cash cost (before royalties and profit sharing) of $272 per ounce during its projected life of seven and half years with an estimated payback of 3 years.

•
Following the French Government’s denial of the permit for the construction of Camp Caiman and the declaration of the need to review the existing mining code, the Company has filed the appropriate legal claims to recover the damages, which include the impact of the decline in the Company’s market capitalization.  The Company continues to work with the French mining and environmental administration to ensure that the new mining framework that is currently being developed provides a basis for the highest standards for responsible mining that is economically viable.

•	In July 2008, the Company announced the discovery of multiple zones of significant gold mineralization at its wholly-owned Boto Property in Senegal, West Africa.

“We continue to pursue and develop our existing projects. Our aggressive development of Westwood, the recent positive results from the pre-feasibility study for Quimsacocha, and the discovery of significant gold mineralization at the Boto project demonstrate strong opportunities for us,” stated Joseph Conway, President & CEO.

Cost Containment and Production Initiatives

The Company is implementing various cost and production initiatives that are currently, or will have, a positive impact on cash costs in the future:

•
At Rosebel, additions were made to the mining fleet to increase mine production, and reduce maintenance cost and fuel consumption. The mine also concluded a one-month test utilizing caustic soda instead of lime as a pH modifier in the mill, which showed significant potential for improving mill recovery.

The $44.4 million mill expansion and optimization projects are expected to be completed as scheduled by the fourth quarter of 2008 and is expected to increase gold production to a range of 300,000 to 305,000 ounces.  In addition, the re-design of the existing mine plan, completed during the second quarter of 2008, is expected to reduce waste stripping costs by eliminating marginal ore and reducing the life-of-mine strip ratio from 4.0 to 3.7.

•	At Sadiola, the new gravity circuit had a positive impact on mill recoveries and gold production.

•	At Mupane, the use of a smaller local mining contractor during the second quarter of 2008 lowered unit costs and overheads.

•	The Doyon division is working to lower unit mining costs by improved recovery in the plant, and through reduced dilution and mining of remnant ores from prior producing areas of the mines.

•	At Tarkwa, current cost reduction efforts are focused on optimizing truck haulage, tire management, blasting optimization, and reduction of in-process inventories.

The construction of the CIL expansion project and the heap leach expansion are expected to increase future gold production.

•	The Damang mine is currently focusing on lowering contract mining costs and improved blasting techniques.

•	At Sleeping Giant, the acceleration of the mining rate has resulted in increasing gold production and reducing cash costs.

Financial results

	Three months ended June 30,		Six months ended June 30,
(unaudited)	2008	2007	2008	2007

(in $000’s, except where noted)	$	$	$	$

Financial Results
Revenues	225,098	167,306	433,050	313,664
Adjusted net earnings(1)	33,271	12,355	67,644	23,640
Net earnings (loss)	33,271	(81,370)	67,644	(70,085)
Adjusted basic and diluted net earnings per share(1)	0.11	0.04	0.23	0.08
Basic and diluted net earnings (loss) per share	0.11	(0.28)	0.23	(0.24)

Cash Flows
Operating cash flow	44,861	14,063	117,602	30,714

(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP measures and represent net earnings (loss) before impairment charges.  Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

The increase in net earnings was primarily a result of higher gold and niobium prices.  The 2007 earnings were negatively impacted by a $93.7 million impairment charge related to the Mupane mine.  The increase in net earnings was partially offset by higher royalty expenses which vary with gold prices, increased costs of labor, consumables and energy, higher depreciation, depletion and amortization, and higher income and mining taxes.

Operating cash flow for the second quarter of 2008 was $44.9 million compared to $14.1 million in the second quarter of 2007.  The significant increase in operating cash flow was mainly driven by higher gold and niobium prices, higher volume of gold ounces sold, partially offset by higher mining costs due to increased royalties, labor, consumables and energy costs.  Cost increases during the quarter were partially mitigated by cost improvement initiatives such as lowering contract mining costs, increasing mill recoveries, and reducing maintenance costs and fuel consumption, as noted above, all of which contributed to increased cash flow during the quarter.  Operating cash flow for the first half of 2008 was $117.6 million compared to $30.7 million during the first half of 2007.

Key Statistics

	Three months ended June 30,		Six months ended June 30,
(unaudited)	2008	2007	2008	2007

Operating results - Gold mines
Gold production (thousands of ounces) (1)	255	251	489	470
Gold sold (thousands of ounces) (1)	252	244	484	473

Gold price realized ($ per ounce)	$878	$660	$888	$654

Cash cost ($ per ounce) (2)
Cash cost excluding royalties	$410	$372	$411	$374
Royalties	62	41	63	40
Cash cost	$472	$413	$474	$414

Operating results - Non-gold mine
Niobium production ( thousands of Kg Nb)	1,035	1,056	2,186	2,190
Niobium sold ( thousands of Kg Nb)	1,217	1,259	2,263	2,333

Operating Margin for Niobium ( $ per Kg Nb) (2)	$15	$9	$16	$8

(1)	Includes gold ounces in the Company’s working interests of Tarkwa and Damang.
(2)	Cash cost and Operating margin per kilogram of niobium for the Niobec mine are non-GAAP measures. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Operating results - Gold mines

Consolidated cash costs increased by 14% or $59 per ounce in the second quarter of 2008 to $472 per ounce compared to $413 per ounce in the second quarter of 2007.  Consolidated cash costs were $474 per ounce in the first half of 2008, compared to $414 per ounce in the first half of 2007.  The increase in the consolidated cash cost per ounce of gold in 2008 compared to 2007 is attributable to higher:

($/oz)	Three months ended June 30,	Six months ended June 30,
Gold production	$(6)	$(14)
Royalty expense	21	23
Cost of labor, consumables and energy	44	51
Increase in consolidated cash costs in 2008 compared to 2007	$59	$60

Operating results - non-gold mine

At Niobec, the operating margin per kilogram of niobium continued to expand and increased for the second quarter and first half of 2008 by 67% and 100%, respectively, compared to the same period in 2007.

Outlook

	Revised outlook(1)	Original outlook
	2008 (issued in August 2008)	2008 (issued January 2008)
Attributable share of gold production (000 oz)	950	920
Cash cost ($/oz)	$485-$495	$455-$470
Projected gold price ($/oz)	$900	$700
Projected oil price ($/barrel)	$120	$90
Projected foreign exchange rate (C$/US$)	1.01	1.05

(1)	The revised outlook is based on actual results reported for the first half of the year and forcasted performance for the second half of the year.

The Company has increased its original production outlook by 30,000 ounces and is expected to produce 950,000 attributable ounces in 2008, representing an increase of 3% compared to the original guidance.  The increase is mainly due to production gains at the mines which the Company operates.

Cash costs for the 2008 fiscal year have been revised to $485-$495 per ounce, an increase of 5-7% or $25-$30 per ounce compared to the original guidance.

The original outlook for cash costs using revised gold price, oil price and exchange rate assumptions would have been $500-$515 per ounce based on the sensitivities provided with the original guidance. The revised cash cost guidance, therefore, is approximately $15-$20 per ounce lower than would have been expected based on the original guidance.  This has been achieved through continued focus on cost reduction.

The following table provides estimated sensitivities around certain inputs that can affect the Company’s operating results, based on the Company’s revised guidance for 2008.

	Change of	Impact on the 2008 cash costs by $/oz
Gold price	$50 /oz	$5
Oil price	$10 /barrel	$6
Canadian dollar per US dollar	10%	$8

Cash cost estimates are based on these assumptions including, but not limited to, those noted above. Changes in these assumptions may have a material impact on cash costs, results of operations, and overall financial position of the Company.  Actual results may vary significantly from guidance.

Niobium production in 2008 is expected to be similar to production in 2007 and margins are expected to rise for the remainder of 2008.  Production costs can be affected by changes in the foreign exchange rate.

A conference call to review the Company’s second quarter results will take place on Friday, August 8, 2008 at 11:00 a.m. EST. Local call-in number: 416-915-5761 and N.A. toll-free: 1-800-588-4942. This conference call will also be audiocast on IAMGOLD’s website (www.iamgold.com).

A replay of this conference call will be available from 1:00 p.m. August 8 to August 15, 2008 by dialing local: 416-640-1917, passcode: 21278078# and N.A. toll-free: 1-877-289-8525, passcode: 21278078#. A replay will also be available on IAMGOLD’s website.

Forward Looking Statement

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

Cautionary Note to US Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in this press release such as “measured”, “indicated” and “inferred” “resources” that are prescribed by Canadian regulatory policy and guidelines but are prohibited by the SEC from use by US registered companies in their filings with the SEC. US investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2007 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway
President  & CEO
Tel: (416) 360-4712
Toll-free: 1 888 IMG-9999

Carol Banducci
Chief Financial Officer
Tel: (416) 360-4742
Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov/edgar.shtml, or www.iamgold.com ..

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.